From the Desk of Scott Mathis Direct: 212.739.7650 Fax: 212.655.0140 smathis@algodongroup.com

November 19, 2019

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Registration Statement on Form S-1
Filed on October 30, 2019
File No. 333-233586

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (“GGH”) received your telephone correspondence dated November 12, 2019 regarding comments on GGH’s amended Form S-1 as submitted to the SEC on October 30, 2019 (the “S-1”). This letter responds to your comments in our November 12, 2019 telephone call. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1 Before your registration statement can be declared effective, we note that a prospectus compliant with Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) is required. Please review the response to C&DI question 227.02. Please provide the number of shares to be registered under the Securities Act in the prospectus. Please also note that if the Company has done any roadshows, the Company is potentially in violation of Section 5 of the Securities Act unless there is an applicable exemption under Section 5 and if applicable, please include a risk factor regarding the potential violation.

Response: Because we have a fixed dollar amount of $8,000,000 to raise in the offering, or $9,200,000 if the underwriters exercise their over-allotment option, the number of shares in the offering will fluctuate based on the offering price per share. We have amended the S-1 to state a new price per share range of $5.00 to $7.00 and we inserted a number of shares to be registered under the Securities Act based on the maximum number of shares issuable with a $5.00 price per share. For purposes of the capitalization table and dilution tables on pages 28 and 29, respectively, we have used the $6.00 price per share as the midpoint of the price range.

The Company has not held any roadshows at which a written prospectus as defined by Section 2(a)(10) of the Securities Act or a free writing prospectus as defined by Rule 405 pursuant to the Securities Act was provided. The Company did hold two wine tasting events at which the Company’s CEO discussed the Company’s wine, real estate development in Argentina, and fashion brand Gaucho—Buenos Aires. There were no written materials that discussed the upcoming public offering. For this reason, we did not include a risk factor regarding any potential violation of Section 5 of the Securities Act in our S-1.

United States Securities and Exchange Commission

November 19, 2019

Comment No. 2 Before your registration statement can be declared effective, we require that an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Please provide this legal opinion.

Response: We have filed the legal opinion as Exhibit 5.1 to the amended S-1 based on the maximum number of shares to be registered in the offering with the $5.00 price per share.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

gaucho group holdings, Inc. group (otcqb:vino)

135 Fifth Avenue, Floor 10, New York, NY 10010

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.gauchobuenosaires.com

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.